                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                    STANDARD FEDERAL BANCORPORATION, INC.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, no par value per share
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  853389104
      -----------------------------------------------------------------
                               (CUSIP Number)

                              Daniel C. McKay, II
                        Vedder Price Kaufman & Kammholz
                             222 N. LaSalle Street
                             Chicago, IL 60601-1003
                               (312) 609-7500
      -----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 21,1996
        ------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                             Page 1 of 34  pages

                                                           SCHEDULE 13D

  CUSIP NO.  853389104                                                                            Page 2 of 34 Pages


  1      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         ABN AMRO Holding N.V.

  2      Check The Appropriate Box If A Member Of A Group*                                                   (a) [X]
                                                                                                             (b) [ ]

  3      SEC Use Only


  4      Source of Funds*

         AF

  5      Check Box If Disclosure Of Legal Proceedings Is                                                         [ ]
         Required Pursuant To Items 2(d) or 2(e)

         Not Required

  6      Citizenship Or Place of Organization

         The Netherlands
                              7      Sole Voting Power


                              8      Shared Voting Power

      Number of Shares               6,209,894 shares of Common Stock
    Beneficially Owned By
    Each Reporting Person     9      Sole Dispositive Power
            With

                              10     Shared Dispositive Power

                                     6,209,894 shares of Common Stock

  11     Aggregate Amount of Beneficially Owned by Each Reporting Person

         6,209,894 shares of Common Stock
  12     Check Box If The Aggregate Amount in Row (11) Excludes                                                  [ ]
         Certain Shares*
  13     Percent of Class Represented By Amount In Row (11)

         19.9%

  14     Type of Reporting Person*

         CO, HC





                             Page 2 of 34  pages

  CUSIP NO.                                                                                       Page 3 of 34 Pages


  1      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         ABN AMRO Bank N.V.

  2      Check The Appropriate Box If A Member Of A Group*                                                   (a) [X]
                                                                                                             (b) [ ]

  3      SEC Use Only


  4      Source of Funds*

         AF

  5      Check Box If Disclosure Of Legal Proceedings Is                                                         [ ]
         Required Pursuant To Items 2(d) or 2(e)

         Not Required

  6      Citizenship Or Place of Organization

         The Netherlands
                              7      Sole Voting Power


                              8      Shared Voting Power

      Number of Shares               6,209,894 shares of Common Stock
    Beneficially Owned By
    Each Reporting Person     9      Sole Dispositive Power
            With

                              10     Shared Dispositive Power

                                     6,209,894 shares of Common Stock

  11     Aggregate Amount of Beneficially Owned by Each Reporting Person

         6,209,894 shares of Common Stock
  12     Check Box If The Aggregate Amount in Row (11) Excludes                                                  [ ]
         Certain Shares*
  13     Percent of Class Represented By Amount In Row (11)

         19.9%

  14     Type of Reporting Person*

         CO, HC





                             Page 3 of 34  pages

                                                           SCHEDULE 13D

  CUSIP NO.                                                                                       Page 4 of 34 Pages


  1      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         ABN AMRO North America, Inc.

  2      Check The Appropriate Box If A Member Of A Group*                                                   (a) [X]
                                                                                                             (b) [ ]

  3      SEC Use Only


  4      Source of Funds*

         WC

  5      Check Box If Disclosure Of Legal Proceedings Is                                                         [ ]
         Required Pursuant To Items 2(d) or 2(e)

         Not Required

  6      Citizenship Or Place of Organization

         Delaware
                              7      Sole Voting Power


                              8      Shared Voting Power

      Number of Shares               6,209,894 shares of Common Stock
    Beneficially Owned By
    Each Reporting Person     9      Sole Dispositive Power
            With

                              10     Shared Dispositive Power

                                     6,209,894 shares of Common Stock

  11     Aggregate Amount of Beneficially Owned by Each Reporting Person

         6,209,894 shares of Common Stock
  12     Check Box If The Aggregate Amount in Row (11) Excludes                                                  [ ]
         Certain Shares*
  13     Percent of Class Represented By Amount In Row (11)

         19.9%

  14     Type of Reporting Person*

         HC





                             Page 4 of 34  pages

                                                             Page 5 of 34 Pages




                                SCHEDULE 13D



     This statement is being filed with the Securities and Exchange Commission (the "SEC") by ABN AMRO Holding N.V. ("ABN AMRO Holding"), ABN AMRO Bank N.V. ("ABN AMRO") and ABN AMRO North America, Inc. ("AANA") in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 21, 1996, AANA, a Delaware corporation, Heitritz, Inc., a Delaware corporation and a wholly-owned subsidiary of AANA ("Acquisition Co."), and Standard Federal Bancorporation, Inc., a Michigan corporation ("Standard" or the "Issuer"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which it is currently contemplated that AANA is to acquire Standard through the merger of Acquisition Co. with and into Standard, subject to receipt of regulatory and stockholder approval and satisfaction of certain other conditions. In connection with the Merger Agreement, AANA entered into an Option Agreement, dated November 21, 1996 (the "Option Agreement"), with Standard. The options granted thereunder are exercisable following the occurrence of certain events described therein and receipt of requisite regulatory approvals. This statement is being filed because, as described in Item 5 hereof, ABN AMRO Holding, ABN AMRO and AANA may be deemed to have acquired "beneficial ownership", as that term is defined in Rule 13d-3 promulgated by the SEC under the Exchange Act, of certain shares of the Issuer as a result of AANA's having entered into the Option Agreement.

     Any information herein relating to the Issuer, stockholders thereof, or any other parties to the Option Agreement or the Merger Agreement (other than ABN AMRO Holding, ABN AMRO and AANA or any subsidiaries or affiliates of any of them) is based upon information set forth in such agreements or upon publicly available information.

Item 1.    Security and Issuer.

     This statement relates to shares of common stock, no par value, of Standard (the "Common Stock"). The name and address of the principal executive office of Standard are as follows:

           Standard Federal Bancorporation, Inc.
           2600 West Big Beaver Road
           Troy, MI  48007-3703

CUSIP No. 853389104                                           Page 6 of 34 Pages



Item 2.    Identity and Background.

     1. ABN AMRO Holding is a Netherlands corporation. The principal business of ABN AMRO Holding, an international multi-bank holding company, is banking and related financial services. The address of ABN AMRO Holding's principal executive office is as follows:

           ABN AMRO Holding N.V.
           Foppingadreef 22
           1102 BS Amsterdam Zuid-Oost
           The Netherlands

     2. ABN AMRO is a Netherlands corporation and a wholly-owned subsidiary of ABN AMRO Holding. The principal business of ABN AMRO is banking, and the address of its principal office is as follows:

           ABN AMRO Bank N.V.
           Foppingadreef 22
           1102 BS Amsterdam Zuid-Oost
           The Netherlands

     3. AANA is a Delaware corporation and a direct wholly-owned subsidiary of ABN AMRO. The principal business of AANA, a U.S. multi-bank holding company, is banking and related activities. The address of AANA's principal office is as follows:

           ABN AMRO North America, Inc.
           135 South LaSalle Street
           Chicago, Illinois 60603

     4. Stichting Prioriteit ABN AMRO Holding ("Priority Stichting") is a private foundation organized in The Netherlands. The principal business of Priority Stichting is to hold and vote the priority share of ABN AMRO Holding, which share entitles Priority Stichting to vote as a class with holders of ordinary shares of ABN AMRO Holding on each matter brought before stockholders' meetings.

     Priority Stichting does not control ABN AMRO Holding, since the number of ordinary shares of ABN AMRO Holding outstanding is vastly greater than the priority share of ABN AMRO Holding held by Priority Stichting. However, information is provided herein regarding Priority Stichting because (i) the board of Priority Stichting is comprised of the same individuals who compose ABN AMRO Holding's Supervisory Board and Managing Board, and (ii) Priority

CUSIP No. 853389104                                          Page 7 of 34 Pages



Stichting has the power, by virtue of its ownership of the priority share, to
(A) fix the number of members (but not elect or appoint the members) of ABN AMRO Holding's Supervisory Board and Managing Board; (B) approve any amendment of ABN AMRO Holding's articles of association; or (C) approve the dissolution of ABN AMRO Holding.

     The address of Priority Stichting's principal office is the same as that of ABN AMRO Holding.

     5. Neither ABN AMRO Holding, ABN AMRO, AANA, nor Priority Stichting, during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither ABN AMRO Holding, ABN AMRO, AANA, nor Priority Stichting during the last five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     6.    Identity and Background of Each Executive Officer and Director of:

     (a)   ABN AMRO Holding

           (i)  Supervisory Board Members:

                1.   (a)   A. Loudon, Chairman
                     (b)   Business Address:
                           Kluizenaarsweg 3
                           6881 BS Velp
                           The Netherlands
                     (c)   Principal Occupation: Retired.
                           Former Chairman - AKZO NOBEL N.V.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. _____________                                      Page 8 of 34 Pages



                2.   (a)   F.H. Fentener van Vlissingen, Vice Chairman
                     (b)   Business Address:
                           Prinsengracht 963
                           1017 RL Amsterdam
                           The Netherlands
                     (c)   Principal Occupation:
                           Chairman, Board of General Managers -
                           Flint Holding N.V.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                3.   (a)   J.J.J. van Dijck
                     (b)   Business Address:
                           P.O. Box 90153
                           5000 LE Tilburg
                           The Netherlands
                     (c)   Principal Occupation:
                           Professor of Sociology,
                           University of Brabant at Tilburg
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                4.   (a)   W. Dik
                     (b)   Business Address:
                           P.O. Box 15000
                           9700 CD Groningen
                           The Netherlands
                     (c)   Principal Occupation:
                           Chairman Koninklijke PTT Nederland N.V.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. _____________                                       Page 9 of 34 Pages



                5.   (a)   J.J. Endtz
                     (b)   Business Address:
                           Hesselink van Suchtelenweg 9
                           6703 CS Wageningen
                           The Netherlands
                     (c)   Principal Occupation: Retired.
                           Former Chairman - Hollandsche
                           Betongroep N.V.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                6.   (a)   J.M.H. van Engelshoven
                     (b)   Business Address:
                           P.O. Box 162
                           2501 AN's-Gravenhage
                           The Netherlands
                     (c)   Principal Occupation:
                           Retired.  Former Managing Board Member
                           N.V. Koninklijke Nederlandse Petroleum
                           Maatschappij
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                7.   (a)   M. Epema-Brugman
                     (b)   Business Address:
                           Gerrit de Voslaan 8
                           3297 AE Puttershoek
                           The Netherlands
                     (c)   Principal Occupation: Retired.
                           Former Chairman - General Energy Council
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. 853389104                                          Page 10 of 34 Pages



                8.   (a)   R. Hazelhoff
                     (b)   Business Address:
                           Nieuwe Bussummerweg 208
                           1272 CN Huizen
                           The Netherlands
                     (c)   Principal Occupation: Retired.
                           Former Chairman - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                9.   (a)   S. Keehn
                     (b)   Business Address:
                           812 Ash Street
                           Winnetka, Illinois 60093
                           U.S.A.
                     (c)   Principal Occupation: Retired.
                           Former President - Federal Reserve Bank of Chicago
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: United States of America

                10.  (a)   H.B. van Liemt
                     (b)   Business Address:
                           Heerlerweg 206
                           6367 AJ Voerendaal
                           The Netherlands
                     (c)   Principal Occupation:
                           Retired.  Former Chairman - Naamloze
                           Vennootschap DSM
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. 853389104                                          Page 11 of 34 Pages



                11.  (a)   J.R.P. Messier
                     (b)   Business Address:
                           52, Rue d'Anjou
                           75384 Paris, Cedex 08
                           France
                     (c)   Principal Occupation: Chief Executive Officer and
                           Chairman of the Executive Committee of Compagnie
                           Generale des Eaux.
                     (d)   See Page 25 Below
                     (e)   See page 36 Below
                     (f)   Citizenship: France

                12.  (a)   R.J. Nelissen
                     (b)   Business Address:
                           P.O. Box 552
                           1250 AN Laren
                           The Netherlands
                     (c)   Principal Occupation:
                           Retired.  Former Chairman ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                13.  (a)   W. Overmars
                     (b)   Business Address:
                           P.O. Box 2100
                           5300 CC Zaltbommel
                           The Netherlands
                     (c)   Principal Occupation:
                           Chairman - Campina Melkunie B.V.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. _____________                                      Page 12 of 34 Pages



           (ii) Managing Board Members:

                1.   (a)   P.J. Kalff, Chairman
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Chairman, Managing Board - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   Page 36 Below
                     (f)   Citizenship: The Netherlands

                2.   (a)   L.D. de Bievre
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                3.   (a)   M.J. Drabbe
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. _____________                                      Page 13 of 34 Pages



                4.   (a)   R.W. Groenink
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands


                5.   (a)   J.M. de Jong
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                6.   (a)   R. van Ommeren
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

CUSIP No. 853389104                                          Page 14 of 34 Pages



                7.   (a)   P. Ribourdouille
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

                8.   (a)   R.W.F. van Tets
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship: The Netherlands

           (iii) Executive Officers: Same as the individuals who are members of the Managing Board of ABN AMRO Holding; see 6(a)(ii), above.

     (b)   Priority Stichting

           (i)  Board

           The Board is comprised of the same individuals who compose the Managing Board and Supervisory Board of ABN AMRO Holding and ABN AMRO.

     (c)   ABN AMRO

           (i) Supervisory Board Members: Same as the individuals who are members of the Supervisory Board of ABN AMRO Holding; see 6(a)(i), above.

           (ii) Managing Board Members: Same as the individuals who are members of the Managing Board of ABN AMRO Holding; see
                (6)(a)(ii), above.

CUSIP No. 853389104                                         Page 15 of 34 Pages




           (iii) Executive Officers: Same as the individuals who are members of the Managing Board of ABN AMRO, see (6)(c)(ii) above, with the addition of the following individuals listed immediately below.

                1.   (a)   W. Brounts
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                2.   (a)   W.M. ten Berg
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                3.   (a)   R.G.C. van den Brink
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. _____________                                      Page 16 of 34 Pages



                4.   (a)   P. Casey
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

                5.   (a)   A.J. Deknatel
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                6.   (a)   W.G. Jiskoot
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. _____________                                      Page 17 of 34 Pages



                7.   (a)   G.J. Kalff
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                8.   (a)   J.J. Kamp
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                9.   (a)   R.A. Kleyn
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                           The Netherlands
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. _____________                                      Page 18 of 34 Pages



                10.  (a)   J. Koopman
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                11.  (a)   F.I.A. Lion
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                12.  (a)   J.J. Oyevaar
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. 853389104                                          Page 19 of 34 Pages



                13.  (a)   M.H. Reuchlin
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                14.  (a)   H.J. Rutgers
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

     (d)   AANA

           (i)  Directors:

                1.   (a)   M. J. Drabbe
                     (b)   Business Address:
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Managing Board Member -
                           ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. 853389104                                          Page 20 of 34 Pages



                2.   (a)   Thomas C. Heagy
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Room 340
                           Chicago, Illinois  60603
                     (c)   Principal Occupation:
                           Executive Management Committee Member - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                3.   (a)   A.M. Kloosterman
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           Executive Vice President - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                4.   (a)   Joost J. Oyevaar
                     (b)   Business Address:
                           ABN AMRO Bank N.V.
                           Foppingadreef 22
                           1102 BS Amsterdam, Zuid-Oost
                           The Netherlands
                     (c)   Principal Occupation:
                           Senior Executive Vice President - ABN AMRO
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. 853389104                                          Page 21 of 34 Pages



                5.   (a)   Harrison F. Tempest
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           Chairman and CEO - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

          (ii)  Executive Officers:

                1.   (a)   Norman R. Bobins
                     (b)   Business Address:
                           LaSalle National Bank
                           120 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           President and CEO - LaSalle National Bank
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

                2.   (a)   John H. Collins
                     (b)   Business Address:
                           ABN AMRO Services Company, Inc.
                           5515 N. East River Road
                           Chicago, Illinois 60656
                     (c)   Principal Occupation:
                           President - ABN AMRO Services Company, Inc.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

CUSIP No. 853389104                                          Page 22 of 34 Pages



                3.   (a)   A.S.A. Halim
                     (b)   Business Address:
                           ABN AMRO Securities (USA) Inc.
                           181 West Madison Street
                           Chicago, Illinois  60602
                     (c)   Principal Occupation:
                           President - ABN AMRO
                           Information Technology
                           Services Company, Inc.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  Egypt

                4.   (a)   Thomas C. Heagy
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Room 340
                           Chicago, Illinois  60603
                     (c)   Principal Occupation:
                           Chief Financial Officer - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

                5.   (a)   Scott K. Heitmann
                     (b)   Business Address:
                           LaSalle Community Bank Group
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           President and Chief Executive Officer - LaSalle
                           Community Bank Group
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

CUSIP No. 853389104                                          Page 23 of 34 Pages



                6.   (a)   A.M. Kloosterman
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street,
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           Executive Vice President - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                7.   (a)   Robert K. Quinn
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           Group Senior Vice President, General Counsel &
                           Secretary - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

                8.   (a)   Herman F. Siegelaar
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           Executive Vice President - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. 853389104                                          Page 24 of 34 Pages



                9.   (a)   Harrison F. Tempest:
                     (b)   Business Address:
                           ABN AMRO North America, Inc.
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           Chairman and CEO - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

                10.  (a)   Edward Travaglianti
                     (b)   Business Address:
                           European American Bank
                           One EAB Plaza
                           Uniondale, New York  11555
                     (c)   Principal Occupation:
                           Chairman and CEO -
                           European American Bank
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

                11.  (a)   Robert C. van Paridon
                     (b)   Business Address:
                           ABN AMRO Securities (USA) Inc.
                           181 West Madison Street
                           Chicago, Illinois 60602
                     (c)   Principal Occupation:
                           Senior Vice President and
                           Treasurer - AANA
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

CUSIP No. 853389104                                          Page 25 of 34 Pages



                12.  (a)   William Veger
                     (b)   Business Address:
                           ABN AMRO Bank Canada
                           79 Wellington St. West
                           P.O. Box 114
                           TD Center
                           Toronto, Ontario M5K1G8
                           Canada
                     (c)   Principal Occupation
                           President and CEO -
                           ABN AMRO Bank Canada
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  The Netherlands

                13.  (a)   James B. Wynsma
                     (b)   Business Address:
                           LaSalle National Trust, N.A.
                           135 South LaSalle Street
                           Chicago, Illinois 60603
                     (c)   Principal Occupation:
                           President and CEO - LaSalle National Trust, N.A.
                     (d)   See Page 25 Below
                     (e)   See Page 25 Below
                     (f)   Citizenship:  United States of America

     With respect to items (d) and (e) for each of the individuals named above, during the last five years none of the individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has any of the aforementioned individuals, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     7.    Identity and Background of Each Person Controlling:

           (a)  ABN AMRO Holding:  None

           (b)  Priority Stichting:  None

           (c)  ABN AMRO:  ABN AMRO Holding N.V.
                           Foppingadreef 22
                           1102 BS Amsterdam Zuid-Oost
                           The Netherlands

CUSIP No. 853389104                                          Page 26 of 34 Pages



           (d)  AANA:   ABN AMRO Bank N.V.
                        Foppingadreef 22
                        1102 BS Amsterdam Zuid-Oost
                        The Netherlands

                        ABN AMRO Holding N.V.
                        Foppingadreef 22
                        1102 BS Amsterdam Zuid-Oost
                        The Netherlands

    8. (a) Identity and Background of Each Director of any Corporation or Other Person Ultimately in Control of:

                (i)     ABN AMRO Holding:  Not applicable.

                (ii)    Priority Stichting:  Not applicable.

                (iii)   ABN AMRO:  Same as Members of Supervisory
                        Board and Managing Board of ABN AMRO
                        Holding; see 6(a)(i) and (ii), above.

                (iv)    AANA:    See 6(a)(i) and (ii) and 6(c)(i) and (ii),
                        above.

           (b) Identity and Background of Each Executive Officer of any Corporation or Other Person Ultimately in Control of:

                (i)     ABN AMRO Holding:  Not applicable.

                (ii)    Priority Stichting:  Not applicable.

                (iii)   ABN AMRO: Same as members of the Managing
                        Board of ABN AMRO Holding; see 6(a)(iii), above.

                (iv)    AANA:  See 6(a)(iii) and 6(c)(iii), above.

CUSIP No. 853389104                                          Page 27 of 34 Pages



Item 3.  Source and Amount of Funds or other Consideration.

         On November 21, 1996, AANA entered into the following:

         1.    the Option Agreement with Standard;

         2. the Merger Agreement with Standard and Acquisition Co., pursuant to which it is currently contemplated that AANA is to acquire Standard pursuant to a cash merger in which Acquisition Co. will be merged with and into Standard.

         The Option Agreement and the Merger Agreement are hereinafter sometimes referred to collectively as the "Agreements." Certain aspects of the Agreements are summarized in this Schedule. The summaries contained herein are qualified by the actual terms of the Agreements, each of which is attached hereto, and incorporated herein by this reference. Copies of the Merger Agreement and the Option Agreement are attached hereto as Exhibit A and Exhibit B, respectively.

         All capitalized terms that are defined in the Agreements shall have the same meanings when used herein, unless otherwise specified.

         Pursuant to the Merger Agreement, AANA and Standard have agreed that AANA will acquire Standard through the merger of Acquisition Co. with and into Standard, subject to receipt of regulatory and stockholder approvals and satisfaction of certain other conditions, for U.S. $59.00 in cash per share of Common Stock.

         Upon the terms of and subject to the conditions set forth in the Option Agreement, Standard has granted to AANA an irrevocable and exclusive option (the "Option") to purchase, after the occurrence of a Triggering Event (a "Triggering Event") and subject to receipt of all necessary regulatory approvals, an aggregate amount of up to 19.9% (up to 6,209,894 shares) of authorized but unissued Common Stock at an exercise price of U.S $52.50 per share.

         It is expected that the funds necessary to purchase the shares subject to the Option following a Triggering Event would be generated from AANA's internal funds.

CUSIP No. 853389104                                          Page 28 of 34 Pages



Item 4.         Purpose of Transaction.

         AANA's purpose for entering into the Option Agreement is to facilitate the acquisition of Standard pursuant to the Merger Agreement. Pursuant to the Option Agreement, AANA has the right to acquire up to 19.9% of authorized but unissued Common Stock following the occurrence of a Triggering Event and receipt of all necessary regulatory approvals.

         If the transactions contemplated by the Merger Agreement are consummated, (1) AANA will, in effect, acquire all of the Common Stock; (2) Acquisition Co., a wholly owned subsidiary of AANA, will be merged with and into the Issuer; (3) the Common Stock would be eligible for termination of registration pursuant to Section 12(g) of the Exchange Act and would cease to be quoted on any inter-dealer quotation system; and (4) other similar actions might be taken or changes may occur reflecting the transactions contemplated by the Agreements. The Agreements may impede the acquisition of control of the Issuer by another person.


Item 5.         Interest in the Securities of the Issuer.

(a) Option Agreement. Pursuant to the Option Agreement, AANA has the right to acquire up to 19.9% (up to 6,209,894 shares) (based upon the issued and outstanding stock of Standard as represented in the Merger Agreement) of authorized but unissued shares of Common Stock upon the occurrence of a Triggering Event. The Option may be exercised only after all necessary regulatory approvals are obtained. The Option Agreement shall terminate upon the first to occur of (i) the consummation of the transactions contemplated by the Merger Agreement,
         (ii) twenty-four (24) months after the occurrence of a Triggering Event, (iii) the termination of the Merger Agreement by reason of a wrongful termination thereof by AANA, (iv) the termination of the Merger Agreement by mutual agreement of Standard, AANA and Acquisition Co., (v) six (6) months after the termination of the Merger Agreement by Standard by reason of an uncured material breach thereof by AANA, pursuant to Section 7.1(d)(i) of the Merger Agreement, or (vi) twelve
         (12) months after termination of the Merger Agreement for any other reason. Upon the occurrence of certain Triggering Events and the consummation of the transaction which is the subject of such Triggering Event, or if any Person other than AANA or an affiliate of AANA acquires beneficial ownership of 50% or more of then outstanding shares of the Common Stock, AANA may elect to receive a cash payment specified in the Option Agreement in lieu of exercising the Option.

                In the event that prior to termination of the Option Agreement, Standard shall enter into an agreement with a Person other than AANA or a subsidiary of AANA pursuant to which such Person or any affiliate of such Person would acquire all or

CUSIP No. 853389104                                          Page 29 of 34 Pages



         substantially all of the assets of Standard, or merge or consolidate, or enter into any similar transaction, with Standard and either Standard shall not be the continuing or surviving corporation of such merger or consolidation or similar transaction or Standard shall be the continuing or surviving corporation, but, in connection with the transaction, the then outstanding shares of Common Stock shall be changed into or exchanged for other securities of any other Person or cash or any other property or the then outstanding shares of Common Stock shall after such transaction represent less than 50% of the outstanding shares and share equivalents of the merged company, then the option relating to Common Stock shall, at the election of AANA, be converted into, or exchanged for, an option of the Acquiring Corporation (as defined in the Option Agreement) or any Person that controls the Acquiring Corporation.

                 ABN AMRO Holding, ABN AMRO and AANA may be deemed to have acquired beneficial ownership, as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act, of the shares of Common Stock relating to the contractual arrangements described in the preceding paragraphs. Such persons may, from time to time, acquire shares of Common Stock in the open market or in private transactions.

(b) Option Agreement. AANA currently does not have the right to vote or to direct the vote, or to dispose or direct the disposition of, the shares of Common Stock subject to the Option Agreement. AANA has the right, upon the occurrence of a Triggering Event and receipt of all necessary regulatory approvals, to acquire the shares subject to the Option. If such shares were acquired by exercise of the Option, AANA would have the sole power to vote and dispose of such shares. As ABN AMRO Holding may be deemed to control ABN AMRO and AANA, and ABN AMRO may be deemed to control AANA, ABN AMRO Holding and ABN AMRO may also be deemed to have the voting and dispositive powers described in the preceding two sentences.

(c) To the best knowledge of ABN AMRO Holding, ABN AMRO and AANA, as reported herein, there has been no transaction in the Common Stock of the Issuer effected during the past sixty (60) days by the persons named in response to Item 5(a).

(d) To the best knowledge of ABN AMRO Holding, ABN AMRO and AANA, no Person other than AANA has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Option Shares described in Item 5(a), except that AANA may assign the Option Agreement to a wholly-owned subsidiary of AANA. AANA has not assigned the Option Agreement.

CUSIP No. _____________                                      Page 30 of 34 Pages



(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 3, AANA, Standard and certain other parties have entered into the Agreements, which are attached to this Schedule and are incorporated herein by this reference. Descriptions of certain aspects of the Agreements are contained in Items 3, 4 and 5.

Item 7.  Material to be Filed as Exhibits.

         1.      Exhibit A:       Merger Agreement

         2.      Exhibit B:       Option Agreement

CUSIP No. 853389104                                          Page 31 of 34 Pages



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.


                                        ABN AMRO HOLDING N.V., a Netherlands
                                        corporation


                                        By:   /s/ P.J. Kalff
                                            ----------------------------------
                                              P.J. Kalff
                                              Chairman of the Managing Board


                                        By:   /s/  M.J. Drabbe
                                             ---------------------------------
                                              M.J. Drabbe
                                              Member of the Managing Board
Date:    December 2, 1996

CUSIP No. 853389104                                          Page 32 of 34 Pages



                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                                        ABN AMRO BANK N.V., a Netherlands
                                        corporation


                                        By:   /s/ P.J. Kalff
                                            ----------------------------------
                                              P.J. Kalff
                                              Chairman of the Managing Board


                                        By:   /s/  M.J. Drabbe
                                             ---------------------------------
                                              M.J. Drabbe
                                              Member of the Managing Board
Date:    December 2, 1996

CUSIP No. 853389104                                          Page 33 of 34 Pages




                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                                       ABN AMRO NORTH AMERICA, INC., a
                                       Delaware corporation


                                       By:  /s/ Harrison F. Tempest
                                            ----------------------------------
                                                Harrison F. Tempest
                                                Chairman and Chief Executive
                                                Officer


                                       By:  /s/  Robert K. Quinn
                                            ----------------------------------
                                                 Robert K. Quinn
                                                 Group Senior Vice President,
                                                 General Counsel and Secretary

Date:    December 2, 1996

CUSIP No. _____________                                      Page 34 of 34 Pages



                                 EXHIBIT INDEX

                                                                  SEQUENTIALLY
 EXHIBIT                            DESCRIPTION                  NUMBERED PAGES
 -------                            -----------                  --------------
Exhibit A               Agreement and Plan of Merger
                        dated as of November 21, 1996 by
                        and among ABN AMRO North America,
                        Inc., Heitritz Corp. and Standard
                        Federal Bancorporation, Inc.

Exhibit B               Option Agreement dated as of
                        November 21, 1996 by and between
                        ABN AMRO North America, Inc. and
                        Standard Federal Bancorporation,
                        Inc.


